
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

March 14, 2023

Jonathan Ricker
Chief Executive Officer
Mass Megawatts Wind Power, Inc.
100 Boston Turnpike, Ste. J9B #290
Shrewsbury, MA 01545

> **Re: Mass Megawatts Wind Power, Inc.**
> **Post Qualification Amendment No. 1 on Form 1-A**
> **Filed February 24, 2023**
> **File No. 024-11949**

Dear Jonathan Ricker:

　　We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post Qualification Amendment No. 1 on Form 1-A filed February 24, 2023

General

1. We note you filed your quarterly report on Form 10-Q for the period ended January 31, 2023 on March 2, 2023. Please update your Form 1-A to include the interim financial statements and related information from your Form 10-Q. Refer to Part F/S (b)(3)(B) of Form 1-A and Rule 252(a) of Regulation A.

2. Please file updated auditor consents as exhibits to your offering statement. Refer to Part III, Item 17(11) of Form 1-A.

3. Please revise your offering statement to include signatures of your principal financial officer, principal accounting officer, and at least a majority of your board of directors. Refer to Instruction 1 of the signature page to Form 1-A.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Karina Dorin, Staff Attorney, at (202) 551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: William Eilers